Citizens & Northern Corporation 90-92 Main Street, P.O. Box 58 Wellsboro, Pennsylvania 16901
July 19, 2021 VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
Re: Citizens & Northern Corporation (the “Company”) Registration Statement on Form S-4 File No. 333-257214

Ladies and Gentlemen:

The undersigned hereby requests, pursuant to Rules 460 and 461(a) promulgated under the Securities Act of 1933, as amended, that the above-referenced Registration Statement on Form S-4 (File No. 333-257214) (the “Form S-4”) of the Company be declared effective at 4:30 p.m., New York City time, on Wednesday, July 21, 2021 or as soon thereafter as is practicable. We respectfully request that we be notified of such effectiveness by a telephone call to Chuck F. Ferry of Stevens & Lee, P.C. at (717) 255-7380 and that such effectiveness also be confirmed in writing to the addressees listed on the cover page of the Form S-4.

/s/ Mark A Hughes Name:Mark A. Hughes Title:Treasurer and Chief Financial Officer
Very truly yours, Citizens & Northern Corporation By:/s/ Mark A Hughes Name:Mark A. Hughes Title:Treasurer and Chief Financial Officer
cc:	J. Bradley Scovill, Citizens & Northern Corporation Charles F. Ferry, Esq., Stevens & Lee, P.C. J. Nolan McWilliams, U.S. Securities and Exchange Commission